Exhibit 99.1

[LOGO]
ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

3 August 2005

PSIVIDA LIMITED

TRADING HALT

The securities of pSivida Limited (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 8 August 2005 or when the announcement is released to the market.

Security Code: PSD

/s/ Brendan O’Hara

Brendan O’Hara
Manager Companies

[pSivida letterhead]

3 August 2005

BY FACSIMILE: 9221 2020

Ms Christine Panetta
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Ms Panetta

Trading Halt Requested

Under listing rule 17.1 the company requests a voluntary trading halt, pending the release of an announcement.

We understand that the trading halt will be in place until the market opens on Monday 8th August 2005.

Yours faithfully
pSivida Limited

/s/ Gavin Rezos

Gavin Rezos
Managing Director